Press ReleaseSource: Cushing® Asset Management, LP

Cushing® MLP & Infrastructure Total Return Fund Announces Distribution Schedule Change and Provides Merger Update
Friday, March 20, 2020

Dallas, TX:  The Cushing® MLP & Infrastructure Total Return Fund (formerly known as The Cushing® MLP Total Return Fund) (NYSE: SRV) (the “Fund”) announced today the decision of the Fund’s Board of Trustees (the “Board”) to revise the timing of the Fund’s distributions for the months of April and May, 2020.  In addition, the Board reaffirmed its continued support for the proposed merger of The Cushing® Energy Income Fund (formerly known as the Cushing® Royalty & Income Fund) (NYSE: SRF) with and into the Fund.

Energy Market Volatility
Crude oil prices have dropped in dramatic fashion over the past two weeks, resulting from both (a) investor concerns over the anticipated short term demand disruption (over supply) due to the impact of the coronavirus (COVID-19) on the global economy and (b) the dispute that surfaced between Saudi Arabia (OPEC) and Russia regarding crude oil production cuts.   These two factors combined to create a “perfect storm” across the energy supply chain: a decline in global demand coupled with an increase in global supply.  The selling pressure has been widespread and dramatic, impacting the midstream energy infrastructure companies in which the Fund invests.

As a result of this volatility, as of March 19, 2020, the net asset value of the Fund’s common shares was $4.07 per share, and the last reported sale price for the Fund’s common shares on the NYSE was $2.85 per share, representing a discount to net asset value of 29.97%.

Fund Distributions
Since 2015, the Fund has paid monthly distributions.  However, during this period of market uncertainty, the Fund’s Board has elected to defer the planned distributions for April and May, 2020, in order to preserve the Fund’s available cash and provide the Fund’s portfolio management team with flexibility to prudently manage the Fund’s investment portfolio during this time of unprecedented market volatility.  It is currently anticipated that the Fund’s monthly distribution schedule will resume in June, 2020.  The June distribution, if and when declared by the Board, would be a replacement of the monthly distributions that would otherwise have been made in April and May.

There is no change to the Fund’s previously declared March distribution, which will be payable on March 31, 2020, to shareholders of record on March 16, 2020, in the amount of $0.0903 per common share.

Fund Merger
As previously announced, a joint special meeting of shareholders of SRV and SRF (the “Special Meeting”) will be held on Friday, May 1, 2020, to consider the proposed merger of the Funds. The Board has reviewed the reasons for the merger, including the anticipated benefits to shareholders of each Fund.  The Board reaffirmed its continued support for the proposed merger and its recommendation that shareholders of the Fund vote “FOR” the merger.

1

The Funds currently intend to hold the Special Meeting on the date scheduled and in person. However, the Funds are actively monitoring the coronavirus (COVID-19) situation; the Funds are sensitive to the public health and travel concerns shareholders may have and the protocols that federal, state, and local governments and health officials may impose or recommend. In the event the Funds determine it is not possible or advisable to hold the Special Meeting in person, the Funds will publicly announce alternative arrangements for the meeting as promptly as practicable before the Special Meeting, which may include holding the Special Meeting solely by means of remote communication (i.e., a virtual-only Special Meeting). Please monitor the Funds’ website for updated information. If you are planning to attend the Special Meeting, please check the website prior to the meeting date.

For more information regarding the proposed merger, please refer to the Proxy Statement/Prospectus, which can be found at https://www.proxy-direct.com/cus-31148.  If you have any proxy related questions, contact your financial advisor or call Georgeson, the Funds’ proxy solicitor, at (877) 255-0134. Representatives are available Monday through Friday, 9:00 a.m. to 11:00 p.m. Eastern time.

Fund Information
The Fund is a non-diversified, closed-end management investment company with an investment objective of seeking a high after-tax total return from a combination of capital appreciation and current income. The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in a portfolio of energy infrastructure master limited partnerships (“MLPs”) and MLP-related investments.  The Fund will invest no more than 25% of its total assets in securities of MLPs that qualify as publicly traded partnerships under the Internal Revenue Code. The Fund is traded on the New York Stock Exchange under the symbol “SRV.”
The Fund is managed by Cushing® Asset Management, LP. No assurance can be given that the Fund’s investment objective will be achieved.

ABOUT CUSHING® ASSET MANAGEMENT, LP

Cushing, a subsidiary of Swank Capital, is an SEC-registered investment adviser headquartered in Dallas, Texas. Cushing serves as investment adviser to affiliated funds and managed accounts providing active management in markets where inefficiencies exist.  As of December 31, 2019, Cushing had approximately $1.8 billion of assets under management in closed-end funds, mutual funds, privately offered funds and separately managed accounts.
2

Contact:
Geoff Crumrine
Cushing® Asset Management, LP
214-692-6334
www.cushingasset.com
Source:  Cushing® Asset Management, LP

IMPORTANT INFORMATION

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This press release contains certain statements that may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included herein are “forward-looking statements.” Although the Funds and Cushing believe that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the company’s reports that are filed with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required by law, the Funds and Cushing do not assume a duty to update this forward-looking statement.

3

Press ReleaseSource: Cushing® Asset Management, LP

Cushing® Energy Income Fund Announces Distribution Schedule Change and Provides Merger Update
Friday, March 20, 2020

Dallas, TX:  The Cushing® Energy Income Fund (formerly known as the Cushing® Royalty & Income Fund) (NYSE: SRF) announced today the decision of the Fund’s Board of Trustees (the “Board”) to revise the timing of the Fund’s distributions for the months of April and May, 2020.  In addition, the Board reaffirmed its continued support for the proposed merger of the Fund with and into The Cushing® MLP & Infrastructure Total Return Fund (formerly known as The Cushing® MLP Total Return Fund) (NYSE: SRV).

Energy Market Volatility
Crude oil prices have dropped in dramatic fashion over the past two weeks, resulting from both (a) investor concerns over the anticipated short term demand disruption (over supply) due to the impact of the coronavirus (COVID-19) on the global economy and (b) the dispute that surfaced between Saudi Arabia (OPEC) and Russia regarding crude oil production cuts.   These two factors combined to create a “perfect storm” across the energy supply chain: a decline in global demand coupled with an increase in global supply.  The selling pressure has been widespread and dramatic, impacting the midstream energy infrastructure companies in which the Fund invests.

As a result of this volatility, as of March 19, 2020, the net asset value of the Fund’s common shares was $3.10 per share, and the last reported sale price for the Fund’s common shares on the NYSE was $2.10 per share, representing a discount to net asset value of 32.26%.

Fund Distributions
Since 2015, the Fund has paid monthly distributions.  However, during this period of market uncertainty, the Fund’s Board has elected to defer the planned distributions for April and May, 2020, in order to preserve the Fund’s available cash and provide the Fund’s portfolio management team with flexibility to prudently manage the Fund’s investment portfolio during this time of unprecedented market volatility.  It is currently anticipated that the Fund’s monthly distribution schedule will resume in June, 2020.  The June distribution, if and when declared by the Board, would be a replacement of the monthly distributions that would otherwise have been made in April and May.

There is no change to the Fund’s previously declared March distribution, which will be payable on March 31, 2020, to shareholders of record on March 16, 2020, in the amount of $0.04 per common share.

Fund Merger
As previously announced, a joint special meeting of shareholders of SRV and SRF (the “Special Meeting”) will be held on Friday, May 1, 2020, to consider the proposed merger of the Funds.  The Board has reviewed the reasons for the merger, including the anticipated benefits to shareholders of each Fund.  The Board reaffirmed its continued support for the proposed merger and its recommendation that shareholders of the Fund vote “FOR” the merger.

The Funds currently intend to hold the Special Meeting on the date scheduled and in person. However, the Funds are actively monitoring the coronavirus (COVID-19) situation; the Funds are sensitive to the public health and travel concerns shareholders may have and the protocols that federal, state, and local governments and health officials may impose or recommend. In the event the Funds determine it is not possible or advisable to hold the Special Meeting in person, the Funds will publicly announce alternative arrangements for the meeting as promptly as practicable before the Special Meeting, which may include holding the Special Meeting solely by means of remote communication (i.e., a virtual-only Special Meeting). Please monitor the Funds’ website for updated information. If you are planning to attend the Special Meeting, please check the website prior to the meeting date.

For more information regarding the proposed merger, please refer to the Proxy Statement/Prospectus, which can be found at https://www.proxy-direct.com/cus-31148.  If you have any proxy related questions, contact your financial advisor or call Georgeson, the Funds’ proxy solicitor, at (877) 255-0134. Representatives are available Monday through Friday, 9:00 a.m. to 11:00 p.m. Eastern time.

Fund Information
The Fund is a non-diversified, closed-end management investment company with an investment objective of seeking a high total return with an emphasis on current income.  The Fund seeks to provide shareholders with a tax-efficient vehicle to invest in a portfolio of public and private securities of energy companies involved in exploring, developing, producing, transporting, gathering and processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined products or coal.  The Fund will invest no more than 25% of its total assets in securities of energy master limited partnerships (“MLPs”) that qualify as publicly traded partnerships under the Internal Revenue Code.  The Fund is traded on the New York Stock Exchange under the symbol “SRF.”

The Fund is managed by Cushing® Asset Management, LP (“Cushing”). No assurance can be given that the Fund’s investment objective will be achieved.

ABOUT CUSHING® ASSET MANAGEMENT, LP

Cushing, a subsidiary of Swank Capital, is an SEC-registered investment adviser headquartered in Dallas, Texas. Cushing serves as investment adviser to affiliated funds and managed accounts providing active management in markets where inefficiencies exist.  As of December 31, 2019, Cushing had approximately $1.8 billion of assets under management in closed-end funds, mutual funds, privately offered funds and separately managed accounts.

Contact:
Geoff Crumrine
Cushing® Asset Management, LP
214-692-6334
www.cushingasset.com

Source:  Cushing® Asset Management, LP

IMPORTANT INFORMATION

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This press release contains certain statements that may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included herein are “forward-looking statements.” Although the Funds and Cushing believe that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the company’s reports that are filed with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required by law, the Funds and Cushing do not assume a duty to update this forward-looking statement.